EXHIBIT 99.18

FORTUNA SILVER MINES INC.

INFORMATION CIRCULAR
as at April 11, 2011

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Fortuna Silver Mines Inc. (the “Company”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Thursday, May 26, 2011 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the “Notice of the Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.

ADVICE TO BENEFICIAL HOLDERS

Only registered holders of Common Shares or the person they appoint as their proxyholders are permitted to vote at the Meeting.  The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A

Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders, who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Circular and the accompanying Instrument of Proxy and Notice are to registered shareholders unless specifically stated otherwise.

APPOINTMENT, VOTING AND REVOCATION OF PROXIES

Appointment.  The individuals named in the accompanying form of proxy are the Chief Executive Officer and the Corporate Secretary of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed, dated and signed form of proxy is received by Olympia Trust Company, 750 West Pender Street, Suite 1003, Vancouver, BC V6C 2T8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Voting.  Common Shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may be come before the Meeting.

Revocation.  A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 355 Burrard Street, Suite 840, Vancouver, British Columbia, V6C 2G8, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any re convening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 122,956,221 fully paid and non-assessable Common shares, each share carrying the right to one vote.  THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Registered holders of Common Shares as at the Record Date of April 4, 2011 who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

During the fiscal year ended December 31, 2010, six individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”.  As required by Form 51-102F6, the following includes disclosure of the compensation paid or payable by the Company to:

•	Jorge Ganoza Durant, the President and Chief Executive Officer;
•	Luis Ganoza Durant, the Chief Financial Officer;
•	Jorge Ganoza Aicardi, the Vice-President, Operations;
•	Thomas Vehrs, the Vice-President, Exploration;
•	Manuel Ruiz-Conejo, the Vice-President, Business Development; and
•	Cesar Pera, the Vice-President, Human Resources since August 11, 2010;

(hereinafter together referred to as “NEOs”).

Compensation Discussion and Analysis

Compensation Philosophy

The Compensation Committee of the Company’s Board of Directors (the “Board”) is responsible for ensuring that the Company has appropriate procedures for making recommendations to the Board with respect to the compensation of the Company’s executive officers and directors.  The Compensation Committee consists of Mario Szotlender (Chair), Michael Iverson and Tomas Guerrero, the majority of whom are independent directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

The general philosophy of the Company’s compensation strategy is to: (a) encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interest of shareholders; (c) provide a compensation package that is commensurate with other junior mining companies in order to attract and retain highly qualified executives and directors; and (d) ensure that total compensation paid takes into account the Company’s overall financial position.

Elements of Compensation

Compensation of the Company’s NEOs for the fiscal year ended December 31, 2010 was comprised primarily of base salary, short term incentive (in the form of an annual cash bonus), and medium- and long-term incentives (in the form of share based cash payments and Restricted Share Units (described below)).

Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size and development within the mining industry.  It is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company.  Adjustments were made in most of the NEOs’ base salaries in 2009 and in 2010.

In determining the 2009 and 2010 compensation levels, the Compensation Committee reviewed a market report prepared by Price Waterhouse Coopers entitled “2009 Mining Industry Salary Surveys”, with specific reference to the data compiled for Canadian companies with revenues from $10 to $250 million.  The Committee also considered the salaries being paid by the following peer group companies: Capital Gold Corporation, Endeavour Silver Corp. and First Majestic Silver Corp.  The Company’s management salaries placed in the mid-range of the salaries reviewed.

For 2011 compensation levels, the Compensation Committee took into account the “2010 Mining Industry Salary Surveys” prepared by Price Waterhouse Coopers, with specific reference to the data compiled for Canadian companies with revenues from $10 to $300 million.  The Committee also retained an external compensation consultant, Lane Caputo Compensation Inc. (“Lane Caputo”), to provide a source of external data and analysis, in order to support the quality of the Committee’s decision-making process on executive and director compensation.

Lane Caputo benchmarked the competitiveness of the compensation arrangements for the Company’s executives and directors against a peer group of mining companies with operations in similar stages of development in international locales.  The 21 companies in the benchmark group are:

Alexco Resource Corp.	Great Basin Gold Ltd.	Aura Minerals Inc.
Great Panther Silver Ltd.	Avion Gold Corp.	Intrepid Mines Ltd.
B2Gold Corp.	Jaguar Mining Inc.	Banro Corp.
La Mancha Resources Inc.	Capital Gold Corp.	Medoro Resources Ltd.
Carpathian Gold Inc.	Minco Silver Corp.	ECU Silver Mining Inc.
Orvana Minerals Corp.	Endeavour Silver Corp.	Platinum Group Metals Ltd.
Excellon Resources Inc.	Primero Mining Corp.	First Majestic Silver Corp.

After consultation with Lane Caputo, the Compensation Committee made recommendations to the Board to increase most of the executives’ base salaries in 2011 in order to bring the Company up to market median levels within its peer group.  See “Management Contracts / Termination and Change of Control Benefits” below.

Annual Cash Bonuses

In 2010, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for its executive officers.  Bonuses for the fiscal year 2010 are payable only if the Company achieved:

1.	a positive safety and work climate record during the year, measured against comparable industry benchmarks and acceptable to the Board,
2.	the silver production target set out in the annual operating budget, and
3.	an operating margin of at least 12%.

If these three measurements are met, each NEO’s individual performance is rated by the Compensation Committee in order to determine bonuses payable.  The maximum amount payable is calculated as a percentage of base salary as follows:

CEO	50%
CFO	45%
VP Operations	45%
VP Exploration	45%
VP Project Development	45%
VP Human Resources	45%

The three measurements were met in fiscal 2010 and therefore, bonuses to the NEOs were approved by the Board in April 2011 based on the above-noted percentages.  Additional bonuses were paid to the CEO and CFO in recognition of the completion by the Company of two public financings in 2010.

Medium- and Long-Term Incentives

1.           Share Based Awards

Incentive stock options have been granted from time to time by the Company in order to encourage share ownership on the part of management, directors and employees.  The Compensation Committee and the Board believe that the granting of stock options aligns the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s shares.  Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each executive officer’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

At the Company’s last annual general meeting held on June 23, 2010, shareholder approval to a stock option plan was not received.  As a result, and at the direction of the Toronto Stock Exchange, options which were granted in late 2009 subject to shareholder approval were cancelled.  The Company may not grant any further stock options until it receives shareholder approval to a stock option plan.

In order to compensate the individuals, including the Company’s NEOS, whose options were cancelled, the Board authorized the Company in September 2010 to make one-time cash payments equal to the market price of the Company’s shares as at the annual general meeting of the Company held on June 23, 2010 of $2.15 less the exercise price of the cancelled option.

2.           Restricted Share Unit Plan

In November 2010, the Board, on the recommendation of the Compensation Committee, established a Restricted Share Unit Plan (the “RSU Plan) and granted RSUs to the officers of the Company.  The purposes of the RSU Plan are to promote a greater alignment of interests between officers and employees and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company.

The Board may award such number of RSUs to an eligible officer or employee to provide appropriate equity-based compensation for the services he or she renders to the Company.  As determined by the Board, RSUs granted to date have a vesting restriction of 50% one year after granting, and the remaining 50% two years after granting.  An individual’s entitlement to payment of such RSUs is not subject to satisfaction of any other requirements or restrictions.

RSUs are paid in cash upon each vesting date.  If an RSU holder is terminated without cause or a change of control of the Company occurs, any outstanding RSUs will become fully vested.

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in common shares of the Company on December 31, 2005 with the cumulative total return of the S&P / TSX Composite Index, assuming where relevant the reinvestment of dividends.  The performance of the Company’s common shares set out below does not necessarily reflect future price performance.

	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010
FVI	$100	$141	$223	$50	$151	$344
S&P / TSX	$100	$115	$123	$80	$104	$119

The trend shown by this graph generally reflects the trend in the Company’s compensation to its executive officers over the same period.  The Company has experienced significant and steady growth over the past five years, evolving from an exploration company to its current position as a silver producer, and compensation to executive officers has increased accordingly.  During 2008, the global economic downturn had a dramatic negative impact on the financial markets and commodity prices, resulting in a significant drop in share prices for exploration companies and precious metal producers.  Despite this, the Company’s business continued to advance and compensation levels in 2009 and 2010 reflected this positive performance.  Less than four percent of the 2010 performance bonus for the Company’s CEO was based on the performance of the Company’s share price compared to a peer group of companies which consists of Endeavour Silver Corp., First Majestic Silver Corp., Great Panther Silver Limited, Alexco Resource Corp. and Pan American Silver Corp.

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2008, 2009 and 2010 (all amounts shown in US$):

						Non-Equity Annual Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary	Share- based Awards (1)	Option- based Awards (2)		Performance Bonus (3)		Option Bonus (4)	Pension Value	All Other Compensation (5)	Total Compensation
Jorge Ganoza Durant	2010	$243,887	$242,542	$(260,240	) (6)	$181,198		$162,245	Nil	$30,009	$599,641
CEO	2009	$220,687	Nil	$235,867	(8)	$217,000	(7)		Nil	$22,903	$696,457
	2008	$219,198	Nil	$122,495	(9)	Nil			Nil	$11,451	$353,144

Luis Ganoza Durant	2010	$197,004	$155,227	$(173,494	) (6)	$148,719		$108,163	Nil	$5,062	$440,681
CFO	2009	$166,187	Nil	$157,244	(8)	Nil			Nil	$8,223	$331,654
	2008	$157,441	Nil	$78,491	(9)	Nil			Nil	$2,767	$238,699

Jorge Ganoza Aicardi	2010	$191,698	$126,122	$(173,494	) (6)	$92,925		$108,163	Nil	$20,592	$366,006
VP, Operations	2009	$162,930	Nil	$157,244	(8)	$157,200	(7)		Nil	$20,576	$497,950
	2008	$162,788	Nil	$78,491	(9)	Nil			Nil	$8,594	$248,873

Thomas Vehrs	2010	$186,667	$145,525	$(173,494	) (6)	$85,050		$108,163	Nil	$29,264	$381,175
VP, Exploration	2009	$165,833	Nil	$157,244	(8)	Nil			Nil	$18,316	$341,393
	2008	$150,000	Nil	$78,491	(9)	Nil			Nil	$15,756	$244,247

Manuel Ruiz-Conejo	2010	$195,775	$145,525	$(86,747	) (6)	$92,925		$54,082	Nil	$15,454	$417,014
VP, Project Develop.	2009	$173,809	Nil	$170,600	(8)	Nil			Nil	$17,354	$361,762
	2008	$139,770	Nil	$347,203	(9)	Nil			Nil	$8,554	$495,527

Cesar Pera (10)	2010	$89,070	$48,508	Nil		$36,225		N/A	Nil	$3,223	$177,026
VP, Human Resources	2009	N/A
	2008	N/A

   Notes:
(1)
Amounts represent the grant date fair market value of RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.29.  The accounting fair value is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2010 and based on the year-end market price of the Company’s shares of CAD$4.78.  The accounting fair values are $32,761 for Jorge Ganoza Durant, $20,940 for Luis Ganoza Durant, $16,886 for Jorge Ganoza Aicardi, $19,589 for Thomas Vehrs, $19,929 for Manuel Ruiz-Conejo, and $6,756 for Cesar Pera.  All amounts were calculated in CAD$ and translated to US$ at the 2010 year average exchange rate of CAD$1.00 = US$0.97017.

(2)
Amounts for 2008 and 2009 represent the accounting fair value of the options granted which was estimated using the Black-Scholes option pricing model with the following assumptions: for 2009:  risk-free interest rate of 2.42% – 3.45%, dividend yield of 0%, expected life of 5 and 10 years and a volatility factor of 70% - 78%; for 2008:  2.57% – 3.97%, dividend yield of 0%, expected life of 2, 3, 5 and 10 years and a volatility factor of 62% - 78%.  Option pricing models require the input of subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

(3)	Amounts represent bonuses earned for the applicable year.
(4)	Amounts represent a discretionary bonus paid in lieu of the options which were granted in 2009 subject to shareholder approval and subsequently cancelled in 2010.
(5)	Health and life insurance premiums paid on behalf of all NEOs, and $23,667 in directors’ fees paid to Jorge Ganoza Durant.
(6)
Amounts are translated to US$ at the 2010 year average exchange rate of CAD$1.00 = US$0.97017, and represent the accounting fair value of options which were granted in 2009 subject to shareholder approval, and were subsequently cancelled in 2010.

(7)	Includes a discretionary bonus paid in recognition of his performance during the year of $106,750 for Jorge Ganoza Durant and $73,200 for Jorge Ganoza Aicardi.

(8)	The accounting fair value of the options was calculated in CAD$ and translated to US$ at the 2009 year average exchange rate of CAD$1.00 = US$0.8759.
(9)	The accounting fair value of the options was calculated in CAD$ and translated to US$ at the 2008 year average exchange rate of CAD$1.00 = US$0.9441.
(10)	Appointed August 11, 2010.

Option-Based and Share-Based Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and RSUs held by NEOs as at December 31, 2010 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The-Money Options (1)(2)	No. of RSUs That Have Not Vested (3)	Value Vested During the Year	Payout Value of RSUs That Have Not Vested (1) (4)
Jorge Ganoza Durant	160,000	$1.35	Feb. 5, 2016	N/A	$548,800	58,275	N/A	$278,555
	250,000	$1.66	July 10, 2016	N/A	$780,000
	250,000	$0.85	Oct. 5, 2018	N/A	$982,500
	660,000				$2,311,300

Luis Ganoza Durant	200,000	$1.75	May 22, 2016	N/A	$606,000	37,296	N/A	$178,275
	100,000	$1.66	July 10, 2016	N/A	$312,000
	100,000	$2.22	Jan. 11, 2017	N/A	$256,000
	200,000	$0.85	Nov. 5, 2018	N/A	$786,000
	600,000				$1,960,000

Jorge Ganoza Aicardi	200,000	$2.29	Mar. 30, 2016	N/A	$498,000	30,303	N/A	$144,848
	225,000	$1.66	July 10, 2016	N/A	$702,000
	100,000	$2.22	Jan. 11, 2017	N/A	$256,000
	150,000	$0.85	Nov. 5, 2018	N/A	$589,500
	675,000				$2,045,500

Thomas Vehrs	225,000	$1.61	Sept 13, 2016	N/A	$713,250	34,965	N/A	$167,133
	100,000	$2.22	Jan. 11, 2017	N/A	$256,000
	325,000				$969,250

Manuel Ruiz-Conejo	250,000	$2.52	Feb. 5, 2018	N/A	$565,000	34,965	N/A	$167,133
	200,000	$0.83	July 6, 2019	N/A	$790,000
	450,000				$1,355,000

Cesar Pera	Nil					11,655	N/A	$55,711

   Notes:
(1)
All option-based awards and share-based awards are made in CAD$.  The option exercise price, value of unexercised in-the-money options, and payout value of RSU’s that have not vested have been converted to US$ based on the exchange rate at December 31, 2010 of CAD$1.00 = US$0.9998.

(2)	Calculated using the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2010 of US$4.78 (=CAD$4.78) less the exercise price of in-the-money stock options.
(3)	The RSUs vest as to 50% on November 11, 2011, and the remaining 50% on November 11, 2012.
(4)	Calculated using the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2010 of US$4.78 (=CAD$4.78) times the number of RSUs outstanding.

Management Contracts / Termination and Change of Control Benefits

In 2010, the Company entered into contracts with each of the Company’s current NEOs, most of which include change of control provisions.  The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company.

The change of control agreements provide that if, as a result of a change of control of the Company, the NEO is terminated or such change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in his compensation, or a change of his primary work location, then he will be entitled to severance pay.  Any stock options or RSUs outstanding at that time will become fully vested and be exercisable for one year after termination.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to a contract dated September 1, 2008, the Company paid to Jorge Ganoza Durant an annual salary of US$220,500.  In July 2009, the contract was amended to extend the termination notice periods from 6 months to 18 months.  On September 1, 2009, Mr. Ganoza’s contract, as amended, was renewed on the same terms.  Effective September 1, 2010, the Company entered into a new contract whereby Mr. Ganoza’s annual salary was US$275,000 and he is eligible for an annual bonus of up to 50% of his annual salary.  The current contract has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for benefits, and change of control of the Company.  In the event of termination without cause, Mr. Ganoza is entitled to severance pay equal to 24 months’ annual salary.  If Mr. Ganoza wishes to terminate his contract, he must give 6 months’ notice to the Company.

On November 12, 2010, the Company granted to Mr. Ganoza 58,275 RSUs, 50% of which will vest on November 11, 2011, and the remaining 50% on November 11, 2012.

If, on December 31, 2010, Mr. Ganoza had been terminated without cause, US$550,000 would have been payable to him.  If a change of control of the Company had occurred, US$1,237,500 (comprised of US$825,000 for 3x base salary and US$412,500 for 3x an assumed 50% bonus) would have been payable to him.  In either case, he would also have received CAD$278,555 (based on the Company’s share price on December 31, 2010 of CAD$4.78) for his RSUs which would become fully vested.

In accordance with the recommendations of Lane Caputo, Mr. Ganoza’s salary was increased to US$370,000 effective January 1, 2011.

Luis Ganoza Durant, Chief Financial Officer

Pursuant to a contract dated September 1, 2008, the Company paid to Luis Ganoza Durant an annual salary of US$157,500.  In July 2009, the contract was amended to extend the termination notice periods from 6 months to 18 months.  On September 1, 2009, the Company entered into a new contract whereby Mr. Ganoza’s annual salary was US$175,000.  Effective September 1, 2010, the Company entered into a new contract whereby Mr. Ganoza’s annual salary is US$225,000 and he is eligible for an annual bonus of up to 45% of his annual salary.  The current contract has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for benefits, and change of control of the Company.  In the event of termination without cause, Mr. Ganoza is entitled to severance pay equal to 18 months’ annual salary.  If Mr. Ganoza wishes to terminate his contract, he must give 6 months’ notice to the Company.

On November 12, 2010, the Company granted to Mr. Ganoza 37,296 RSUs, 50% of which will vest on November 11, 2011, and the remaining 50% on November 11, 2012.

If, on December 31, 2010, Mr. Ganoza had been terminated without cause, US$337,500 would have been payable to him.  If a change of control of the Company had occurred, US$652,500 (comprised of US$450,000 for 2x base salary and US$202,500 for 2x an assumed 45% bonus) would have been payable to him.  In either case, he would also have received CAD$178,275 (based on the Company’s share price on December 31, 2010 of CAD$4.78) for his RSUs which would become fully vested.

In accordance with the recommendations of Lane Caputo, Mr. Ganoza’s salary was increased to US$242,000 effective January 1, 2011.

Jorge Ganoza Aicardi, Vice-President, Operations

Pursuant to a contract dated September 1, 2008, the Company paid to Jorge Ganoza Aicardi an annual salary of US$157,500.  On September 1, 2009, the Company entered into a new contract whereby Mr. Ganoza’s annual salary was US$175,000.  Effective September 1, 2010, the Company entered into a new contract whereby Mr. Ganoza’s annual salary was US$210,000 and he is eligible for an annual bonus of up to 45% of his annual salary.  The current contract has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for benefits, and change of control of the Company.  In the event of termination without cause, Mr. Ganoza is entitled to severance pay equal to 12 months’ annual salary.  If Mr. Ganoza Aicardi wishes to terminate his contract, he must give 3 months’ notice to the Company.

On November 12, 2010, the Company granted to Mr. Ganoza 30,303 RSUs, 50% of which will vest on November 11, 2011, and the remaining 50% on November 11, 2012.

If, on December 31, 2010, Mr. Ganoza had been terminated without cause, US$210,000 would have been payable to him.  If a change of control of the Company had occurred, US$514,500 (comprised of US$420,000 for 2x base salary and US$94,500 for 1x an assumed 45% bonus) would have been payable to him.  In either case, he would also have received CAD$144,848 (based on the Company’s share price on December 31, 2010 of CAD$4.78) for his RSUs which would become fully vested.

In accordance with the recommendations of Lane Caputo, Mr. Ganoza’s salary was increased to US$270,000 effective January 1, 2011.

Thomas Vehrs, Vice-President, Exploration

Pursuant to a contract dated September 1, 2008, the Company agreed to pay to Thomas Vehrs an annual salary of US$157,500.  On September 1, 2009, the Company entered into a new contract whereby Mr. Vehrs’ annual salary was US$175,000.  Effective September 1, 2010, the Company entered into a new contract whereby Mr. Vehrs’ annual salary was US$210,000 and he is eligible for an annual bonus of up to 45% of his annual salary.  The current contract has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for benefits and change of control of the Company.  In the event of termination without cause, Mr. Vehrs is entitled to severance pay equal to 12 months’ annual salary.  If Mr. Vehrs wishes to terminate his contract, he must give 6 months’ notice to the Company.

On November 12, 2010, the Company granted to Mr. Vehrs 34,965 RSUs, 50% of which will vest on November 11, 2011, and the remaining 50% on November 11, 2012.

If, on December 31, 2010, Mr. Vehrs had been terminated without cause, US$210,000 would have been payable to him.  If a change of control of the Company had occurred, US$514,500 (comprised of US$420,000 for 2x base salary and US$94,500 for 1x an assumed 45% bonus) would have been payable to him.  In either case, he would also have received CAD$167,133 (based on the Company’s share price on December 31, 2010 of CAD$4.78) for his RSUs which would fully vest.

In accordance with the recommendations of Lane Caputo, Mr. Vehrs’ salary was increased to US$230,000 effective January 1, 2011.

Manuel Ruiz-Conejo, Vice-President, Project Development

Pursuant to a contract dated February 1, 2008, the Company agreed to pay to Manuel Ruiz-Conejo an annual salary of US$150,000.  On February 1, 2009, the Company entered into a new contract whereby Mr. Ruiz-Conejo’s annual salary was US$175,000, which contract was renewed on February 1, 2010 for one year.  Effective September 1, 2010, the Company entered into a new contract whereby Mr. Ruis-Conejo’ annual salary was US$210,000 and he is eligible for an annual bonus of up to 45% of his annual salary.  The current contract contains provisions regarding salary, paid vacation time, eligibility for benefits, and change of control of the Company.  In the event of termination without cause, Mr. Ruiz-Conejo is entitled to severance pay equal to 12 months’ annual salary.  If Mr. Ruiz-Conejo wishes to terminate his contract, he must give 3 months’ notice to the Company.

On November 12, 2010, the Company granted to Mr. Ruiz-Conejo 34,965 RSUs, 50% of which will vest on November 11, 2011, and the remaining 50% on November 11, 2012.

If, on December 31, 2010, Mr. Ruiz-Conejo had been terminated without cause, US$210,000 would have been payable to him.  If a change of control of the Company had occurred, US$514,500 (comprised of US$420,000 for 2x base salary and US$94,500 for 1x an assumed 45% bonus) would have been payable to him.  In either case, he would also have received CAD$167,133 (based on the Company’s share price on December 31, 2010 of CAD$4.78) for his RSUs which would become fully vested.

In accordance with the recommendations of Lane Caputo, Mr. Ruiz-Conejo’s salary was increased to US$232,000 effective January 1, 2011.

Cesar Pera, Vice-President, Human Resources

Pursuant to a contract dated August 2, 2010, as amended December 24, 2010, the Company agreed to pay to Cesar Pera an annual salary of US$210,000.  He is also eligible for an annual bonus of up to 45% of his annual salary.  The contract has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for benefits and change of control of the Company.  In the event of termination without cause, Mr. Pera is entitled to severance pay equal to 6 months’ annual salary.  If Mr. Pera wishes to terminate his contract, he must give 3 months’ notice to the Company.

On November 12, 2010, the Company granted to Mr. Pera 11,655 RSUs, 50% of which will vest on November 11, 2011, and the remaining 50% on November 11, 2012.

If, on December 31, 2010, Mr. Pera had been terminated without cause, US$105,000 would have been payable to him.  If a change of control of the Company had occurred, US$304,500 (comprised of US$210,000 for 1x base salary and US$94,500 for 1x an assumed 45% bonus) would have been payable to him.  In either case, he would have received CAD$55,711 (based on the Company’s share price on December 31, 2010 of CAD$4.78) for his RSUs which would become fully vested.

Compensation to Directors

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options.  In 2010, DSUs (described below) have been granted as the Company is not permitted to grant stock options until shareholder approval is obtained to a stock option plan.

Deferred Share Unit Plan

In September 2010, the Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan) and granted DSUs to the non-executive Directors of the Company - in part to compensate for their cancelled stock options and in lieu of stock options.  The purposes of the DSU Plan are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may, at its complete discretion, award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company.  Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSU’s are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested.  The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued shares in the Company outstanding from time to time.

Retainer Fees

Effective September 1, 2010, the Board, on the recommendation of the Compensation Committee, approved directors’ fees in the form of annual retainers as follows:

Board Member base fee	US$20,000, plus, as applicable:

Chairman of the Board	US$10,000
Audit Committee Chair	US$10,000
Other Committee Chair	US$ 5,000

In addition, US$1,000 is paid to each director for each Board meeting attended, US$1,500 for each Audit Committee meeting attended, and US$1,000 for each other Committee meeting attended.

Effective April 2011, based on the recommendations of Lane Caputo, the Board member base fee was increased to US$30,000 and the Chairman of the Board fee was increased to US$75,000.

Director Compensation Table

The following summarizes all cash compensation paid or payable to the Directors who are not NEOs of the Company during the fiscal year ended December 31, 2010 (all amounts shown in US$):

Name and Principal Position	Director Fees Earned	Share- based Awards(1)	Option- based Awards (2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation		Total Compensation

Simon Ridgway	$34,667	$256,707	$(260,240)	Nil	Nil	$91,903	(3)	$123,037

Michael Iverson	$27,167	$149,987	$(87,087)	Nil	Nil	Nil		$90,067

Tomas Guerrero	$27,167	$203,349	$(174,174)	Nil	Nil	Nil		$56,342

Mario Szotlender	$37,000	$256,707	$(260,240)	Nil	Nil	$89,373	(4)	$122,840

Richard Clark (5)	$12,000	N/A	$(174,174)	Nil	Nil	$106,718	(6)	$(55,456)

Robert Gilmore (7)	$18,833	$225,467	Nil	Nil	Nil	Nil		$244,300

Jeffrey Franzen (8)	$10,917	$225,467	Nil	Nil	Nil	Nil		$236,384

   Notes:
(1)
Amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$3.32.  The accounting fair value is based on the total number of DSUs outstanding times the year-end market price of the Company’s shares of CAD$4.78.  The accounting fair values are $368,576 for Simon Ridgway, $215,945 for Michael Iverson, $292,773 for Tomas Guerrero, $368,576 for Mario Szotlender, and $157,244 for Richard Clark. All amounts were calculated in CAD$ and translated to US$ at the 2010 year average exchange rate of CAD$1.00 = US$0.97017.

(2)
Amounts are translated to US$ at the 2010 year average exchange rate of CAD$1.00 = US$0.97017, and represent the accounting fair value of options granted in 2009 subject to shareholder approval, and subsequently cancelled in 2010.

(3)
For corporate development and financial advisory services provided by a company controlled by Simon Ridgway, and for health and other benefits.  The total amount paid was CAD$94,729, which equals US$91,903.  The payments were made monthly and were converted to US$ and recorded on the Company’s books using the average 2010 exchange rate.

(4)
For corporate development and financial advisory services provided by Mario Szotlender, and for health benefits.  The total amount paid was CAD$92,121, which equals US$89,373.  The payments were made monthly and were converted to US$ and recorded on the Company’s books using the average 2010 exchange rate.

(5)	Richard Clark ceased to be a director of the Company on June 23, 2010.
(6)	Amount represents a discretionary bonus paid in lieu of an option granted in 2009 subject to shareholder approval and subsequently cancelled in 2010.
(7)	Robert Gilmore was appointed a director of the Company on June 23, 2010.
(8)	Jeffrey Franzen was appointed a director of the Company on July 28, 2010.

Option-Based and Share-Based Awards to the Directors

The following sets forth the details of incentive stock options to purchase common shares of the Company and DSUs held by the Directors who are not NEOs of the Company as at December 31, 2010 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The- Money Options (1) (2)	No. of DSUs (3)	Payout Value of DSUs (3) (4)

Simon Ridgway	40,000	$1.35	Feb. 5, 2016	N/A	$137,200	79,699	$380,961
	225,000	$1.66	July 10, 2016	N/A	$702,000
	250,000	$0.85	Oct. 5, 2018	N/A	$982,500
	515,000				$1,821,700

Michael Iverson	40,000	$1.35	Feb. 5, 2016	N/A	$137,200	46,566	$222,585
	50,000	$2.22	Jan. 11, 2017	N/A	$128,000
	70,000	$0.85	Oct. 5, 2018	N/A	$275,100
	160,000				$540,300

Tomas Guerrero	40,000	$1.66	July 10, 2016	N/A	$124,800	63,133	$301,776
	50,000	$2.22	Jan. 11, 2017	N/A	$128,000
	90,000				$252,800

Mario Szotlender	60,000	$1.75	May 8, 2016	N/A	$181,800	79,699	$380,961
	225,000	$1.55	July 5, 2016	N/A	$726,750
	250,000	$2.22	Jan. 11, 2017	N/A	$640,000
	250,000	$0.85	Oct. 5, 2018	N/A	$982,500
	785,000				$2,531,050

Robert Gilmore	Nil					70,000	$334,600

Jeffrey Franzen	Nil					70,000	$334,600

Notes:
(1)
All option-based awards are made in CAD$.  The option exercise price and value of unexercised in-the-money options have been converted to US$ based on the exchange rate at December 31, 2010 of CAD$1.00 = US$0.9998.

(2)
Value of unexercised in-the-money options is calculated using the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2010 of US$4.78 (=CAD$4.78) less the exercise price of the in-the-money stock options.

(3)	All DSUs were fully vested upon granting.
(4)	Value of DSUs is calculated using the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2010 of US$4.78 (=CAD$4.78) times the number of DSUs outstanding.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has implemented is a Share Option Plan (the “2008 Option Plan”) which was previously approved by the shareholders on August 13, 2008.  The 2008 Option Plan was not approved by the shareholders at the Company’s annual general meetings held in 2009 and 2010.  As well, certain stock options granted in 2009 subject to shareholder approval were not approved in 2010.  As a result, the Toronto Stock Exchange required that those options be cancelled and that no further options may be granted by the Company until shareholder approval to an option plan is received.  See “Particulars of Matters to be Acted Upon – Stock Option Plan”.

The 2008 Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2010:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1)	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))

Equity Compensation Plan	4,550,500	$1.51	Nil
Approved by Shareholders

Equity Compensation Plans Not	N/A	N/A	N/A
Approved by Shareholders

Total:	4,550,000	$1.51	Nil

Note:
(1)	Option-based awards are made in CAD$. The weighted average option exercise price has been converted to US$ based on the exchange rate at December 31, 2010 of CAD$1.00 = US$0.9998.

In April 2011, the Company established a new Stock Option Plan (the “New Plan”) which provides that the number of common shares of the Company issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equals 9.92% of the current total number of issued and outstanding common shares of the Company.  See “Particulars of Matters to be Acted Upon – Stock Option Plan”.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110, the Company’s Annual Information Form dated March 24, 2011 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters.  A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF.  The AIF is available for viewing at www.sedar.com.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101, “Disclosure of Corporate Governance Practices”, the Corporation is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

A majority of the Board is independent.  The Board considers Michael Iverson, Tomas Guerrero, Robert Gilmore and Thomas Kelly to be “independent” according to the definition set out in NI 58-101.  Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company.  Messrs. Ridgway and Szotlender are not independent as they are paid consulting fees by the Company.

Although the Chairman of the Board is not considered independent, the independent Directors believe that their majority on the Board and its committees, their knowledge of the Company’s business, and their independence are sufficient to facilitate the functioning of the Board independently of management.  The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, during the course of a directors’ meeting, if they deem it appropriate, the independent directors may meet in camera.

The Board has adopted a Board Manual which includes the Board mandate and position descriptions for the Chairman and the Chief Executive Officer.  The mandate of the Board is set out in Schedule “A” to this Information Circular.

Board Meetings

During the past fiscal year, the Company held eight Board meetings.  Simon Ridgway attended eight meetings, Jorge Ganoza Durant attended seven meetings, Michael Iverson attended eight meetings, Tomas Guerrero attended six meetings, Mario Szotlender attended eight meetings, Richard Clark (who resigned as a director June 23, 2010) attended two meetings, and Robert Gilmore (appointed a director June 23, 2010) attended three meetings, and Jeffrey Franzen (appointed a director July 28, 2010) attended three meetings.

Directorships

Certain of the existing directors are presently directors of one or more other reporting issuers, as follows:

Director	Other Issuers
Mario Szotlender	Endeavour Silver Corp.
Focus Ventures Ltd.
Iron Creek Capital Corp.
Magellan Minerals Ltd.
Radius Gold Inc.

Simon Ridgway	Focus Ventures Ltd.
Radius Gold Inc.

Michael Iverson	Niogold Mining Corp.
Tectonic Minerals Corporation
Volcanic Metals Corp.

Robert Gilmore	Eldorado Gold Corporation

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Accordingly, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which has been filed on SEDAR at www.sedar.com.  In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and reassurance that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Board has also adopted a policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties.  Complaints are to be reported to any member of the Company’s Corporate Governance and Nominating Committee.

Corporate Governance and Nominating Committee

The Company’s Corporate Governance and Nominating Committee consists of Mario Szotlender (Chair), Robert Gilmore and Michael Iverson, the majority of whom are independent directors.  Under the supervision of the Board, this Committee has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company’s Guide to Corporate Governance. The Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess, and considering the appropriate size of the Board.

Compensation Committee

The Company’s Compensation Committee consists of Mario Szotlender (Chair), Michael Iverson and Tomas Guerrero, the majority of whom are independent directors.  The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors.  This Committee approves the corporate goals relevant to the CEO’s compensation and evaluates the CEO’s performance in light thereof.  It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options, deferred share unit plans, and restricted share unit plans.

Assessments

The Corporate Governance and Nominating Committee annually reviews and reports to the Board on the performance of the Board as a whole, of the individual directors, and of each Committee and Committee Chair.  Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2010 which has materially affected or would materially affect the Company or its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice, as more particularly described as follows:

Appointment and Remuneration of Auditors

The management of the Company will recommend to the Meeting to appoint Deloitte & Touche LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.  Deloitte & Touche LLP have been the Company’s auditors since September 2, 2008.

Election of Directors

The Board presently consists of seven directors and it is intended to elect seven Directors at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following table sets out the names of the nominees for election as directors, where each is ordinarily resident, all offices of the Company now held by them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Residency (1)	Principal Occupation or Employment(1)	Period as a Director of the Company	No. of Shares (1)

JORGE GANOZA DURANT Director, President & Chief Executive Officer Lima, Peru	President and CEO of the Company.	December 2, 2004 to present	36,000

SIMON RIDGWAY Director & Chairman British Columbia, Canada	President and CEO of Radius Gold Inc. (mineral exploration).	January 25, 2005 to present	150,960

TOMAS GUERRERO (2)(3) Director Lima, Peru	Geological Engineer; President of BO Consulting SA (geological engineering).	July 15, 2005 to present	Nil

MICHAEL IVERSON (3)(4) Director British Columbia, Canada	Businessman; President of Triple K Ventures (public company management); Chairman and CEO of Niogold Mining Corp. (mineral exploration).	March 30, 1998 to present	26,111 indirect

MARIO SZOTLENDER (3)(4) Director Caracas, Venezuela	Independent Consultant and Director of several public resource companies.	June 16, 2008 to present	345,700

ROBERT GILMORE (2)(4) Director Colorado, USA
Certified Public Accountant;
Independent Financial Consultant;
Director of Eldorado Gold
Corporation (mining), over five years;
Director of Layne Christensen
Company (drilling, water treatment &
construction services and products,
and natural gas producer), January 2009
to present.
		June 23, 2010 to present	Nil

THOMAS KELLY (2) Director Lima, Peru
Mining Engineer; CEO of Apurimac
Ferrum (mineral exploration); 2010
to present; COO of Inca Pacific
Resources, Inc. (mineral exploration),
2008 to 2010; Managing Director of
AITCOBOL SRL (mineral exploration), 2005 to 2007.
		April 11, 2011 to present	Nil

       Notes:
(1)
The information as to country of residence, principal occupation, and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

Two of the proposed nominees for re-election as a director, Simon Ridgway and Mario Szotlender, are directors of a company that, in the past 10 years, was the subject of a cease trade order for a period of more than 30 consecutive days from each of the BC Securities Commission and the Alberta Securities Commission.  The cease trade orders were issued as a result of that company’s failure to file its annual financial statements within the prescribed deadline, and upon the company’s filing of the outstanding documents, such orders were revoked.  Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked this company’s registration under Section 12(g) of the Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the company filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

Stock Option Plan

At the Company’s last annual general meeting on June 23, 2010, the 2008 Option Plan was submitted to the shareholders for approval, as required by the rules and policies of the Toronto Stock Exchange.  The 2008 Option Plan was not approved at that meeting and the Company therefore does not currently have a stock option plan in place that permits it to grant new options.  Management is seeking to have the shareholders approve the New Option Plan of the Company so that the Company may grant incentive stock options to its directors, officers, employees and service providers.  Management and the Board believe that it is important that the Company be able to grant options in order to keep current with industry practice and compete with other mining companies to attract and retain quality executives and directors.

The New Option Plan has been conditionally approved by the Toronto Stock Exchange.  If the New Option Plan is approved by the shareholders, existing options will remain valid and will be included in the total number of common shares issuable under the New Option Plan.

The New Option Plan is designed to be competitive within the natural resource industry, and its objective is to encourage ownership of common shares of the Company by its directors, officers, key employees and consultants which will provide them with a significant incentive to continue and increase their efforts in advancing the Company’s operations.  The full text of the New Option Plan is attached hereto as Schedule “B”, and its material terms are summarized as follows:

1.	options may be granted under the New Option Plan to such directors, officers, employees and service providers of the Company or its subsidiaries as the Board may from time to time designate;
2.	the New Option Plan reserves a maximum of 12,200,000 common shares for issuance on exercise of options (which equals 9.92% of the current issued capital of the Company);
3.
the Company currently has options outstanding to purchase 4,098,500 common shares (3.33% of the Company’s current issued share capital) and based on the proposed maximum of 12,200,000 shares issuable, the total number of shares underlying options that will be available for future grants is 8,101,500 (6.59% of the Company’s current issued share capital);

4.	the number of options granted to independent Directors in any 12 month period cannot exceed 1% of the Company’s total issued and outstanding securities;
5.	the number of shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless the Company has obtained disinterested shareholder approval;
6.
the number of the Company’s shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the New Option Plan, or when combined with all of the Company’s other security based compensation arrangements, can not exceed 10% of the Company’s total issued and outstanding securities, respectively.

7.
the minimum exercise price of an option shall not be less than the closing price of the Company’s common shares as traded on the Toronto Stock Exchange on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the common shares are not listed on the Toronto Stock Exchange at the time of the grant, the option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction;

8.	the exercise price of an option may not subsequently be reduced;
9.
options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the earlier of the end of such black out period or, provided the black out period has ended, the expiry date), and may have vesting restrictions if and as determined by the Board at the time of grant;

10.	options are non-assignable and non-transferable;
11.
an option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of the Company or of its subsidiaries, and if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;

12.
the New Option Plan contains a provision that allows the Board to amend the New Option Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. Without limiting the generality of the foregoing, the Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the New Option Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the New Option Plan; to change any vesting provisions of options; to change the termination provisions of the options or the New Option Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the New Option Plan; to add a cashless exercise feature to the New Option Plan; and to extend the term of any option previously granted under the New Option Plan. However, shareholder approval shall be obtained to any amendment to the New Option Plan that results in an increase in the number of shares issuable pursuant to the New Option Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 5 above, or amendments to the amending provision in the New Option Plan; and

13.
there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

In order to approve the New Option Plan, the shareholders will be asked at the Meeting to pass an ordinary resolution as follows:

“RESOLVED that:

(a)
the Stock Option Plan (the “New Option Plan”) of the Company dated April 11, 2011, with terms substantially as described in the information circular of the Company dated April 11, 2011, be and is hereby approved, and that the Directors of the Company are hereby authorized to make any changes to the New Option Plan which may be required in order to obtain final acceptance for filing by the Toronto Stock Exchange;

(b)
the Board of Directors of the Company or any committee created pursuant to the New Option Plan be and is hereby authorized to make such amendments to the New Option Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the New Option Plan and the rules and policies of applicable regulatory authorities, the approval of the shareholders of the Company; and

(c)	any one Director of the Company be and is hereby authorized to execute any and all documents as the Director deems necessary to give effect to the transactions contemplated in the New Option Plan.”

Other Matters

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing at www.sedar.com.  Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2010, and its annual information form dated March 24, 2011.  Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 355 Burrard Street, Suite 840, Vancouver, BC V6C 2G8 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President & Chief Executive Officer

SCHEDULE “A”

BOARD MANDATE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies.  The Board approves significant decisions that affect the Company before they are implemented.  As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company’s constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.	Strategic Planning

The Board is actively involved in the Company’s strategic planning process.  Management presents materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company.  The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

c.	Dealing with Risks

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk.  The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky.  Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed.  The Board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Board, through the Compensation Committee, annually identifies key individuals of the Company and, in consultation with management, determines how to replace such individuals should the need arise.  Management is assigned the responsibility of training and advising new persons of the Company's policies and practices.  The CEO has primary responsibility for supervising and reviewing the performance of Management.  The performance Management is always under scrutiny.

e.	Disclosure Policy

The Corporate Disclosure and Stock Trading Policy governs communication with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.           Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company.  The Board, through its audit committee, which consists solely of independent directors, oversees and monitors internal control and management information systems.

g.           Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company’s Guide to Corporate Governance.  The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.           Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill.  The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.  Directors are responsible for reviewing meeting materials in advance of the meeting.

A-2

SCHEDULE “B”

FORTUNA SILVER MINES INC.
(the “Issuer”)

STOCK OPTION PLAN

1.	Purpose of Plan

The purpose of the Stock Option Plan (the “Plan”) is to assist in attracting, retaining and motivating directors, officers, employees and service providers of the Issuer, and to closely align the personal interests of such directors, officers, employees and service providers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Issuer.

2.	Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of the Toronto Stock Exchange (the “Exchange”) and of any governmental authority or regulatory body to which the Issuer is subject.  Any term used but not defined in this Plan has the meaning given to that term in the Exchange’s Company Manual, as amended from time to time.

3.	Administration

The Plan shall be administered by the Board of Directors of the Issuer which shall have full and final authority and discretion, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan.  The Board of Directors may delegate any or all of its authority and discretion with respect to the administration of the Plan to a Compensation Committee of directors.  When used hereafter in the Plan, “Board of Directors” shall be deemed to include the Compensation Committee acting on behalf of the Board of Directors.

4.	Number of Shares Under Plan

A maximum of 12,200,000 common treasury shares (the “Optioned Shares”) may be reserved, set aside and made available by resolution of the Board of Directors for issue under and in accordance with the Plan provided that in no event shall options created entitle any one individual to purchase in excess of five per cent (5%) of the then outstanding common shares in the Issuer in any 12 month period unless the Issuer has obtained disinterested shareholder approval; or

The number of the Issuer's shares underlying options: (i) issued to insiders of the Issuer, within any one year period, and (ii) issuable to insiders of the Issuer, at any time, under the Plan, or when combined with all of the Issuer's other security based compensation arrangements, can not exceed 10% of the Issuer's total issued and outstanding securities, respectively.

The number of the Issuer’s shares underlying options granted to independent directors in any 12 month period cannot exceed 1% of the Issuer’s total issued and outstanding securities.

If option rights granted to an individual under the Plan in respect of certain Optioned Shares expire or terminate for any reason without having been exercised, such Option Shares may be made available for other options to be granted under the Plan.

5.	Eligibility

Options may be granted under the Plan to such directors, officers, employees and service providers of the Issuer or its subsidiaries as the Board of Directors may from time to time designate as participants (the “Participants”) under the Plan.  Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable and any conditions or restrictions on the exercise of options shall be in the full and final discretion of the Board of Directors.

6.	Terms and Conditions

All options under the Plan shall be granted upon and subject to the terms and conditions hereinafter set forth.

6.1          Exercise Price

The exercise price to each Participant for each Optioned Share shall be as determined by the Board of Directors, at the time the option is granted, provided that such price shall not be less than the closing price of the Issuer’s common shares as traded on the Exchange on the last trading day immediately preceding the date of the grant of the option.  In the event that the common shares are not listed on the Exchange at the time of the grant, the option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction.

6.2          Option Agreement

All options granted under the Plan shall be evidenced by means of an agreement (the “Option Agreement”) between the Issuer and each Participant in a form as may be approved by the Board of Directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any director or officer of the Issuer other than the Participant.

6.3          Length of Grant

All options granted under the Plan shall expire not later than ten (10) years from the date of the grant of the options, except that in the circumstance where the end of the term of an option falls within, or within two business days after the end of, a “black out” or similar period imposed under any insider trading policy or similar policy of the Issuer (but not, for greater certainty, a restrictive period resulting from the Issuer or its insiders being the subject of a cease trade order of a securities regulatory authority). In such circumstances, the end of the term of such option shall be the tenth business day after the earlier of the end of such black out period or, provided the black out period has ended, the expiry date.

6.4          Vesting

The Board of Directors may, at the time an option is granted under the Plan or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions, if the Board of Directors may so determine.  Any such restrictions shall be recorded on the applicable Option Agreement.

6.5          Non-Assignability of Options

An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Participant only by such Participant.

6.6          Right to Postpone Exercise

Each Participant, upon becoming entitled to exercise an option in respect of any Optioned Shares in accordance with the Option Agreement shall thereafter be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement or the option rights granted thereunder in accordance with such agreement.

6.7          Exercise and Payment

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Issuer specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Issuer) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice.  Upon any such exercise of an option by a Participant the Issuer shall cause the transfer agent and registrar of shares of the Issuer to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be representing the number of shares specified in the notice and for which payment has been made.

6.8          Rights of Participants

The Participants shall have no rights whatsoever as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions therefrom, voting rights, warrants or rights under rights offering) other than in respect of Optioned Shares for which Participants have exercised their option to purchase and which have been issued by the Issuer.

6.9          Third Party Offer

If at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an offer to purchase all of the common shares of the Issuer is made by a third party, the Issuer may, at its option, effective upon completion of such third party offer transaction, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

6.10        Alterations in Shares

In the event of a share dividend, share split, issuance of shares or instruments convertible into shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Issuer, the Board of Directors may make such adjustments, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible substantial dilution or enlargement of rights granted to Participants under the Plan.  In any such event, the Board of Directors may appropriately adjust the maximum number of shares available under the Plan.  If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Issuer for those in another company is imminent, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring, effective upon the completion of such transaction, the acceleration of the time for the fulfillment of any conditions or restrictions on such exercise.  All determinations of the Board of Directors under this paragraph 6.10 shall be full and final, subject to approval by the Exchange.

6.11        Termination

If a Participant ceases to be a director, officer, employee or service provider of the Issuer or of its subsidiaries, such Participant shall have the right for a period of 90 days (or until the normal expiry date of the option rights of such Participant if earlier) from the date of cessation to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of cessation.  Upon the expiration of such 90 day period all unexercised option rights of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan.

6.12        Deceased Participant

In the event of the death of any participant, the legal representative of the deceased Participant shall have the right for a period of one year (or until the normal expiry date of the option rights of such Participant if earlier) from the date of death of the deceased Participant to exercise the deceased Participant’s option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death.  Upon the expiration of such period all unexercised option rights of the deceased Participant shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Participant under the Plan.

7.	Amendment and Discontinuance of Plan

The Board of Directors may, without notice to the shareholders and without further shareholder approval, at any time and from time to time amend the Plan or any provisions thereof, or the form of Option Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board of Directors, in its sole discretion, determines appropriate. Without limiting the generality of the foregoing, the Board of Directors may make amendments:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(c)	to change any vesting provisions of options;

(d)	to change the termination provisions of the options or the Plan;

(e)	to change the persons who qualify as eligible directors, officers, employees and service providers under the Plan;

(f)	to add a cashless exercise feature to the Plan; and

provided, however, that:

(g)
no such amendment of the Plan may be made without the consent of such affected director, officer, employee or service provider if such amendment would adversely affect the rights of such affected director, officer, employee or service provider under the Plan;

(h)	the exercise price of an option granted under the Plan may not be reduced; and

(i)	shareholder approval shall be obtained in accordance with the requirements of the Exchange for any amendment that results in:

(A)	an extension of the term of an option under the Plan;

(B)	any amendment to remove or to exceed the insider participation limit in Section 4 of the Plan;

(C)	an increase in the number of shares issuable under options granted pursuant to the Plan; and

(D)	amendments to this Section 7 of the Plan.

The Board of Directors may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any option or materially impair any right of any Participant pursuant to any Option granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Issuer, such options and such Participants shall continue to be governed by the provisions of this Plan.

8.	No Further Rights

Nothing contained in the Plan nor in any option granted hereunder shall give any Participant or any other person any interest or title in or to any shares of the Issuer or any rights as a shareholder of the Issuer or any other legal or equitable rights against the Issuer whatsoever other than as set forth in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as a director, officer, employee or service provider of the Issuer or of its subsidiaries.

9.	Compliance with Laws

The obligations of the Issuer to sell shares and deliver share certificates under the Plan are subject to such compliance by the Issuer and the Participants as the Issuer deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.